SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                         Hawthorne Financial Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    420542102
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,283,999 shares, which constitutes approximately 21.1% of the 6,089,487 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 5,298,613 shares outstanding.

1.   Name of Reporting Person:

     Portfolio II Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 357,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 357,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     357,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.7%

14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 39,919 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 39,919 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     272,529 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.9% (3)

14.  Type of Reporting Person: 00 - Trust
----------
(1)  Power is exercised through its sole trustee, Perry R. Bass
(2) Includes 232,610 shares of the Stock that may be acquired upon exercise of warrants.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,531,223 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     279,132 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.0% (3)

14.  Type of Reporting Person: 00-Trust
----------
(1) One of the trustees and the sole trustor of Sid R. Bass Management Trust is Sid R. Bass.
(2) Represents 279,132 shares of the Stock that may be acquired upon exercise of warrants.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,577,745 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 47,903
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 47,903
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     327,035 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.9% (2)

14.  Type of Reporting Person: IN
----------
(1) Solely in his capacity as sole trustor of Sid R. Bass Management Trust with respect to 279,132 shares of the Stock that may be acquired upon exercise of warrants.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,577,745 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 47,903
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 47,903
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     327,035 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.9% (2)

14.  Type of Reporting Person: IN
----------
(1) Includes 279,132 shares of the Stock that may be acquired upon exercise of warrants.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,577,745 shares of the Stock outstanding.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 8, 1998, as amended by Amendment No. 1 dated October 12, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Hawthorne Financial Corporation (the "Issuer").

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Portfolio II Investors, L.P., a Delaware limited partnership ("PII"), The Bass
Management Trust ("BMT"), Sid R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB") and Lee M. Bass ("LMB"). PII, BMT, SRBMT, SRB and LMB are sometimes hereinafter collectively referred to as the "Reporting Persons." Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), William P. Hallman, Jr. ("WPH"), Portfolio Genpar, L.L.C., a Delaware limited liability company ("PG"), Perry R. Bass ("PRB") and Nancy L. Bass ("NLB"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     PII

     PII is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PII, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PG, the sole general partner of PII, is set forth below.

     PG

     PG is a Delaware limited liability company, the principal business of which is serving as the sole general partner of PII and other affiliated limited partnerships. The principal business address of PG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PG are as follows:
                    RESIDENCE OR             PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, 201 Main Street          Director and Shareholder
 Jr.                Suite 2500                 of Kelly, Hart and
                    Fort Worth, Texas 76102    Hallman, P.C. ("KHH")

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    Bass Enterprises
                                               Production Co. ("BEPCO")

     KHH is a law firm whose business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

PRB                 201 Main Street,         President of Perry R. Bass, Inc.
                    Suite 2700                    ("PRB, Inc.")
                    Fort Worth, Tx. 76102

NLB                 45 Westover Road         Not presently employed.
                    Fort Worth, Tx. 76107

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustees, PRB, LMB and SRB, has been set forth.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TIF

       TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

     TFI

     TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:

                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, See answers above.       See answers above.
Jr.

W. R. Cotham        See answers above.       See answers above.


     WPH

     See answers above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

Reporting Persons

        PII

        The aggregate number of shares of the Stock that PII owns beneficially, pursuant to Rule 13d-3 of the Act, is 357,400, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        BMT

        The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 272,529, which constitutes approximately 4.9% of the 5,531,223 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        SRBMT

        The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 279,132, which constitutes approximately 5.0% of the 5,577,745 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        SRB

        Because of his position of sole trustor of SRBMT, and because of his direct beneficial ownership of 47,903 shares of the Stock, the aggregate number of shares of the Stock that SRB owns beneficially, pursuant to Rule 13d-3 of the Act, is 327,035, which constitutes approximately 5.9% of the 5,577,745 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        LMB

        The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 327,035, which constitutes approximately 5.9% of the 5,577,745 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

        TIF

        Because of its position as the sole member of PG, which is the sole general partner of PII, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        TFI

        Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        TCM

        Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        WPH

        Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        PG

        Because of its position as the sole general partner of PII, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        PRB

        Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 272,529 shares of the Stock, which constitutes approximately 4.9% of the 5,531,223 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

        NLB

        Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 272,529 shares of the Stock, which constitutes approximately 4.9% of the 5,531,223 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

Reporting Persons

        PII

        Acting through its sole general partner, PII has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

        BMT

        Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39,919 shares of the Stock.

        SRBMT

        SRBMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        SRB

        SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 47,903 shares of the Stock.

        LMB

        LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 47,903 shares of the Stock.

Controlling Persons

        TIF

        As the sole member of PG, which is the sole general partner of PII, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

        TFI

        As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

        TCM

        As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

        WPH

        As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

        PG

        As the sole general partner of PII, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

        PRB

        In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39,919 shares of the Stock.

        NLB

        NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        (c) During the past 60 days, the Reporting Persons have effected no transactions in shares of the Stock.

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e)   Not Applicable.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

       Exhibit  99.2 --   Registration Rights Agreement dated October  11,  1995
(previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

       Exhibit  99.3  --    Form of Warrant dated December 12, 1995  (previously
incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:   October 22, 1999

                               PORTFOLIO II INVESTORS, L.P.,
                               a Delaware limited partnership

                                 By: PORTFOLIO GENPAR, L.L.C.
                                 a Delaware limited liability company,
                                 General Partner


                                 By: /s/ W.R. Cotham
                                    W.R. Cotham,
                                    Vice President


                                /s/ William P. Hallman, Jr.
                               William P. Hallman, Jr.,
                               Attorney-in-Fact for:

                               THE BASS MANAGEMENT TRUST (1)
                               SID R. BASS MANAGEMENT TRUST (2)
                               SID R. BASS (3)
                               LEE M. BASS (4)



(1) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX


EXHIBIT                 DESCRIPTION


  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2  Registration  Rights  Agreement  dated  October  11,  1995   (previously
        incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

  99.3 Form of Warrant dated December 12, 1995 (previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).